 February X , 2011

«Title» «FirstName» «LastName» «Suffix»
«JobTitle»
«Company1»
«Company2»
«Address1»
«City», «State» «PostalCode»

Dear «Title»  «LastName»:

[For prospective investors: The AFL-CIO Housing Investment Trust (HIT) is a $3.9 billion investment grade fixed- income mutual fund with a 45-year track record of success in generating competitive returns and collateral benefits.]  I am pleased to report that in 2010, the HIT invested [$XX] million in [number] projects in [City or Area]– [names].  These projects with total development value of [$XX] million are expected to generate approximately over [number] union construction jobs.  I am enclosing materials that discuss the HIT’s performance and investment activity across the U.S. and in the [City or Area]. The HIT’s high credit quality fixed-income investments continue to offer investors significant opportunities for capital growth and competitive returns, while also creating union construction jobs and affordable housing at a time when people need them most.

During 2010, the HIT took advantage of favorable opportunities to directly source and invest in the multifamily mortgage-backed securities in which it specializes, including the recent investments in [City or Area].  These new investments have put the HIT close to achieving its goal of creating 10,000 union construction jobs by this spring under its Construction Jobs Initiative, which was started in 2009.  The HIT is currently almost 90% of the way to that goal, with $695 million invested in 29 projects that are generating nearly 9,000 union construction jobs nationwide, on projects representing more than $1.5 billion of total development value.

The HIT continues to add to its pipeline of transactions, including projects in [City or Area], which should provide attractive investment opportunities as well as union construction jobs and affordable housing in the future.

We are actively seeking additional capital to support the HIT in surpassing its job creation goals.  We look forward to continuing to meet our investors’ expectations for competitive returns and much-needed collateral benefits. Please contact me at [phone number] for additional information.

Sincerely,

[Marketing Director name]
[Title]

Enclosures